October 12, 2021	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.
Amendment No. 5 to Registration Statement on Form S-1
CIK No. 0001846084

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 27, 2021, to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (CIK No. 0001846084) (the “Registration Statement”). The Registration Statement was filed with the Commission on September 16, 2021. For your convenience, the Staff’s comments have been set forth below in their entirety, with the Company’s response to a particular comment set out immediately beneath it in bold face type. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted September 16, 2021 Cover Page

1.

We note your revised disclosure in response to prior comment 3 indicates that shares of Class B Non-Voting Common Stock are being offered for resale under this prospectus. Please provide the information required by Item 501 of Regulation S-K with respect to such securities.

Response: The Company has revised forepart of Registration Statement and outside front cover page of Prospectus in response to the Staff’s comment.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940        800.215.2137        305.704.5955 Fax        cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

October 12, 2021

Corporate History, page 9

2.	Please describe the share capital reorganization, including the transactions involved and the status of the reorganization. We note your related disclosure on page 36.

Response: The Company has revised its disclosure on page 36 in response to the Staff’s comment to state:

“On July 12, 2021, the Company completed a reorganization of its share capital (the “Share Capital Reorganization”). The Share Capital Reorganization was approved by shareholders at a Special Meeting held on June 23, 2021. A new class of non-voting shares was created designated as the Class B Non-Voting Common Stock (the “Class B Non-Voting Shares”). All holders of Common Shares who were not U.S. citizens as of the record date for the Share Capital Reorganization had their Common Shares exchanged for Class B Non-Voting Shares. Except for the fact that the Class B Non-Voting Shares are non-voting, in all other respects they are identical to the Common Shares. As a result of the Share Capital Reorganization the Company has three classes of shares: (i) shares of Common Stock; (ii) Class A Non-Voting Common Stock; and (iii) the Class B Non-Voting Shares. Subject to the 25% voting limitation for non-U.S. citizens set forth in the Company’s Bylaws, the Class A Non-Voting Shares and Class B Non-Voting Shares are convertible into Common Shares at the election of the holder.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Commitments, page 40

3.

Please disclose all material terms of your aircraft lease agreements, including expiration dates. In addition, please file as an exhibit each aircraft lease agreement, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation SK. Please also refer to our prior comment 4. For example, it is not clear whether you have filed each of the “several lease agreements for aircrafts” that you entered into during the six months ended June 30, 2021 that you reference on page 41.

Response: The Company has revised its disclosure on page 41 in response to the Staff’s comment. We confirm that we have filed all of the lease agreements entered into during the six months ended June 30, 2021 that are referenced

Principal Stockholders, page 87

4.

Please describe in this section the conversion rights of the Class A Non-Voting Common Stock. In addition, if the holder of such shares is deemed to be the beneficial owner of the ordinary shares underlying the Class A Non-Voting Common Stock, please include the beneficial ownership of such ordinary shares in the table on page 87. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Anuja A. Majmudar

United States Securities and Exchange Commission

October 12, 2021

Response: The Company has revised its disclosure on pages 87 and 88 in response to the Staff’s comment. The disclosure in the footnote regarding conversion reads as follows:

The Class A Non-Voting Common Stock is convertible into common stock on a 1-for-1 basis so long as such conversion does not result in such holder beneficially owning more than the Maximum Percentage. Subject to the Voting Limitation for Non-Citizens set forth in the Corporation’s Bylaws, as amended, each share of Class B Non-Voting Common Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one share of fully paid and non-assessable Common Stock.”

General

5.

We note that you reference shares of “common stock” or “Shares” throughout your filing. Please revise throughout your filing to quantify the extent to which such references include shares of Class A Non-Voting Common Stock or Class B Non-Voting Common Stock. For example, clarify the extent to which any shares of “common stock” included in the table in your “Principal Stockholders” section are Class B Non-Voting Common Stock. Similarly, revise your Selling Stockholders section to clarify for each selling stockholder (1) the number of ordinary shares of common stock, Class A Non-Voting Common Stock, and Class B Non-Voting Common Stock beneficially owned, and (2) the number of such shares underlying outstanding warrants. Please provide such information with respect to beneficial ownership before the offering, and after the offering. Refer to Item 507 of Regulation S-K.

Response: The Company has revised its disclosure throughout the filing in response to the Staff’s comment. The Company has distinguished between the classes of the common stock where the disclosure does not relate to the common stock generally. Columns have been added to both “Principal Stockholders” table and the “Selling Stockholders” table to distinguish between classes of the common stock owned and being sold.

6.

We note that your forum selection provision in Article IX of your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions. Please describe your exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to include risk factor

Anuja A. Majmudar

United States Securities and Exchange Commission

October 12, 2021

disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: Prior to its next amendment to the registration statement, the Company will amend its Bylaws to include this language that provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission
John Cannarella, Esq., U.S. Securities and Exchange Commission
Ryan Goepel, Global Crossing Airlines Group Inc.
Edward J. Wegel, Global Crossing Airlines Group Inc.
Jahan Islami, Esq., Cozen O’Connor